Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

August 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Laura Hatch

Re:	Jacob Funds Inc.
File Nos. 333-82865 and 811-09447

Dear Ms. Hatch:

This letter responds to the comments you provided to U.S. Bancorp Fund Services, Inc., the administrator and fund accountant for Jacob Funds Inc. (the “Registrant”), regarding the shareholder report filed on Form N-CSR by the Registrant for the fiscal year ended August 31, 2013 (the “Annual Shareholder Report”), as well as the Trust’s joint prospectus dated January 3, 2014 (the “Prospectus”).  The responses in this letter are the same as those that I discussed with you during a telephone conference on May 9, 2014.

As you know, the Registrant is currently comprised of four separate mutual funds which issue various classes of shares as follows:

Jacob Internet Fund (“Internet Fund”)
Investor Class Shares (JAMFX)
Jacob Small Cap Growth Fund (“Small Cap Fund”)
Investor Class Shares (JSCGX)
Institutional Class Shares (JSIGX)

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 7, 2014

Jacob Micro Cap Growth Fund (“Micro Cap Fund”)
Investor Class Shares (JMCGX)
Institutional Class Shares (JMIGX)
Jacob Wisdom Fund (“Wisdom Fund”)
Investor Class Shares (JWSFX)

I have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.

By way of relevant background, I note that the Registrant’s responses below are premised on structural and other changes affecting the fund complex during the relevant periods.  The relevant structural changes involved the following:

Small Cap Fund:

•
The November 12, 2012 reorganization of the unaffiliated PineBridge US Small Cap Growth Fund ($10,729,289 of assets) into the existing Small Cap Fund ($4,783,565 of assets), resulting in a 324% increase in fund assets.

•
A change in the contractual expense limitation arrangement for the Small Cap Fund effective upon the date of the reorganization (which took place toward the beginning of the fund’s fiscal year ended August 31, 2013) and therefore resulted in a “blended” presentation of the net expense ratios in the Annual Shareholder Report. In particular, the expense limitation agreement that was in place through the reorganization date of November 12, 2012 obligated the advisor to waive up to 100% of its 90 basis point advisory fee to the extent the fund’s expense ratio exceeded 2.45%; and that expense limitation agreement was revised upon the reorganization to obligate the advisor to similarly waive up to 100% of its 90 basis point advisory fee to the extent the fund’s expense ratio exceeded 2.25% of Investor Class Shares or 1.95% of the newly created Institutional Class Shares.  The revised expense limitation agreement meant there was a 20 basis point benefit to shareholders in terms of reduced expense ratio (increased subsidy by the advisor) for 9.5 of the 12 months in the fiscal year ended August 31, 2013.

Micro Cap Fund

•	The November 12, 2012 reorganization of the unaffiliated PineBridge US Micro Cap Growth Fund ($46,075,236 of assets) into the Micro Cap Fund, which was a newly formed series of the Registrant.
•	A December 2012 redemption by a large investor of approximately 66% of the fund’s assets.

Comment No. 1: Please explain the differences between net expense ratios reported in the Financial Highlights section of the Annual Shareholder Report and the Fee and Expense Tables in the Prospectus.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 7, 2014

Response No. 1: As a result of the relatively small size of the various Jacob Funds, the Jacob Funds investment company complex realized economies of scale resulting from shared expenses immediately upon acquiring the former PineBridge Small and Micro Cap Growth Funds on November 12, 2012. These economies of scale affected all of the funds and had a continued positive impact on the funds’ expense ratios after their August 31, 2013 fiscal year end.

With regard to the Small Cap Fund, which had undergone both a significant increase in assets toward the beginning of the fiscal year as a result of the reorganization as well as an increased expense limitation subsidy by the advisor (by 20 basis points), each as described above, the Fund’s administration and fund accounting service provider believed that it would be more representative of prospective fund expenses to base the gross and net expense ratio figures presented in the Prospectus Fee and Expense Table on December 31, 2013 fiscal year to date numbers in lieu of the expense ratios reported within the Financial Highlights of the Annual Shareholder Report.  Therefore, instead of presenting gross and net expense ratios of 2.32% and 1.95% for Institutional Class Shares of the Small Cap Fund, the gross and net expense ratios presented in the Prospectus were 2.20% and 1.95%. Similarly, for the Investor Class Shares, instead of presenting gross and net expense ratios of 2.97% and 2.47%, the gross and net expense ratios presented in the Prospectus were 2.55% and 2.25%.  Both of the net expense ratios presented in the Prospectus accurately reflected the effect of the expense limitation agreement. Also, we note that the gross and net annualized expense ratios calculated according to relevant requirements and presented in the February 28, 2014 Semiannual Shareholder Report for the Fund were 2.25%/1.95% for the Institutional Class and 2.60%/2.25% for the Investor Class, which confirmed the validity of the approach taken in the Prospectus.

With regard to the other Jacob Funds, the fund’s administration and fund accounting service provider took the same approach in order to be consistent and in recognition of the economies of scale experienced by the fund complex as a result the reorganizations – basing the gross and net expense ratio figures presented in the Prospectus Fee and Expense Table on December 31, 2013 fiscal year to date numbers in lieu of the expense ratios reported within the Financial Highlights of the Annual Shareholder Report.  For the Internet Fund’s only class, the Investor Class, this meant presenting an expense ratio in the Prospectus of 2.45%, rather than the 2.66% reflected in the Annual Shareholder Report. The validity of the approach was proven out when the expense ratio calculated for the February 28, 2014 Semiannual Shareholder Report was 2.43%. In effect, the addition of significant assets to the fund complex through the fund reorganizations resulted in a changed circumstance that materially affected the expense ratios in a positive way.

For the Micro Cap Fund, instead of presenting gross and net expense ratios of 3.01% and 2.28% for Institutional Class Shares, the gross and net expense ratios presented in the Prospectus were 2.95% and 2.15%. Similarly, for the Investor Class Shares, instead of presenting gross and net expense ratios of 3.65% and 2.63%, the gross and net expense ratios presented in the Prospectus were 3.30% and 2.45%.  Both of the net expense ratios presented in the Prospectus accurately reflected the effect of the expense limitation agreement. Also, we note that the gross

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 7, 2014

and net annualized expense ratios calculated according to relevant requirements and presented in the February 28, 2014 Semiannual Shareholder Report for the Fund were 2.78%/2.15% for the Institutional Class and 3.13%/2.45% for the Investor Class, which confirmed the validity of the approach taken in the Prospectus. We also note that the Micro Cap Fund experienced a significant redemption early in the fiscal year, which affected its expense accruals as described in response to Comment No. 3.

Using the same approach, the difference in gross expense presentations for the only class of shares of the Wisdom Fund amounted to five basis points (from 2.45% to 2.41%), while the net expense ratio remained the same at 1.95%, which is the target expense level of the expense limitation agreement. Similarly, the gross and net expense ratios calculated for the semiannual report equaled 2.41% and 1.95%, effectively validating the approach.

Going forward, in the event of a similar changed circumstance that would justify presenting expense ratio figures based on a calculation method that differs from the audited Financial Highlights information, the Registrant will provide explanatory disclosure describing how the expense ratios had been calculated.

Comment No. 2:  The Small Cap Growth Fund Investor Class net expense ratio reported in the Financial Highlights portion of the annual shareholder report is 2.47%.  Why wasn’t that  expense ratio lower, more along the lines of the 2.29% calculated by the SEC staff during its review using the reported August 31, 2013 year end audited financial statement information?

Response No. 2:  The difference in net expense ratio presented in the Annual Shareholder Report of 2.47% and the lower net expense ratio of 2.29% calculated by the SEC staff based on August 31, 2013 year end audited financial information is because the Registrant calculated the net expense ratio based on expenses for the fiscal year as a percentage of average net assets for the fiscal year (as opposed to fiscal year-end numbers), and because asset levels were significantly lower during the first 72 days of the fiscal year (prior to the fund reorganization) and there was a change in the expense limitation arrangement which resulted in higher net fund expenses during the first portion of the fiscal year. By way of example, at October 31, 2012, shortly before the fund reorganization while the fund assets were lower and the expense limitation arrangement involved a lower subsidy by the advisor, the net expense ratio was accruing at an annual rate of 3.55%. Thereafter, the larger asset levels and increased expense limitation subsidy resulted in significantly lower expense ratio accruals. As a result, the 2.47% net expense ratio figure in question represented a blended expense ratio figure taking into account the changed asset levels due to the reorganization, as well as the change in the expense limitation agreement. The Registrant calculated the net expense ratio as a percentage of average net assets for the entire fiscal year, which appropriately resulted in the presented net expense ratio.

Comment No. 3:  With regard to the Micro Cap Fund Institutional Class and Investor Class net expense ratios of 2.28% and 2.63%, respectively, as reported in the Financial

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 7, 2014

Highlights of the August 31, 2013 Annual Shareholder Report, why weren't the net expense ratios equal to the 2.15% and 2.45% figures referenced in the expense limitation agreement?

Response No. 3:  The reason that the net expense ratios presented in the Annual Shareholder Report did not match the percentage figures referenced in the expense limitation agreement has to do with the structure of the expense limitation agreement. As noted in response to the comments above, the expense limitation agreement only obligates the advisor to waive up to 100% of its advisory fee if the fund (or class) expenses would exceed certain amounts (in this case, an annual expense level of 2.15% for the Institutional Class Shares and 2.45% for the Investor Class Shares). The Micro Cap Growth Fund had experienced a large redemption in December, 2012, reducing the Fund's assets by approximately 66%.  Although fiscal year-to date expense calculations through December, 2012 were at or below the percentage figures referenced in the expense limitation agreement, the significant redemption resulted in a higher expense experience which continued through the remaining nine months of the fiscal year.

Comment  No. 4:  With regard to the Micro Cap Fund performance, the bar chart in the Prospectus should include the disclosure required under Item 27 Instruction 11(b) of Form N-1A relating to change in investment advisor.

Response No. 4:  The Registrant believes that the existing disclosure on page 14 of the Prospectus is materially complete in that it communicates that the Advisor has managed the Micro Cap Fund only since October 16, 2012.  Going forward, the Registrant will include disclosure explaining that previous periods during which the Fund was advised by another investment adviser are not shown in response to Item 27 Instruction 11(b) of Form N-1A.  The Registrant will make such disclosure the next time there is a need to otherwise supplement the Prospectus.

Comment No. 5:  The performance line graph for the Investor Class shares of the Small Cap Fund in the August 31, 2013 Annual Shareholder Report, and the performance bar chart for the same class in the January 3, 2014 Prospectus should include the disclosure required under Item 27 Instruction 11(b) of Form N-1A relating to change in investment advisor (particularly relating to the change from the old advisor for the Rockland Fund on February 1, 2010).

Response No. 5:    The Registrant believes that the historical disclosures in its prospectuses and shareholder reports make clear that the Advisor has managed the Small Cap Fund (Investor Class Shares) only since February 1, 2010. Going forward, the Registrant will include disclosure explaining that previous periods during which the Fund was advised by another investment adviser are not shown in response to Item 27 Instruction 11(b) of Form N-1A.  The Registrant will make such disclosure the next time there is a need to otherwise supplement the Prospectus.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

Ms. Laura Hatch
U.S. Securities and Exchange Commission
August 7, 2014

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

Please do not hesitate to contact me at (215) 564-8198 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Ryan I. Jacob